

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2022

Richard Garr
Chief Executive Officer
Curative Biotechnology, Inc.
1825 NW Corporate Blvd, Suite 110
Boca Raton, FL 33431

> **Re: Curative Biotechnology, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 15, 2022**
> **File No. 333-264339**

Dear Mr. Garr:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed April 15, 2022

Statements of Operations, page F-5

1. We note that you revised the Statement of Operations for the year ended December 31, 2020 to include the impairment of long-lived assets of $32,136 and to revise the net loss amount back to $4,670,255. Accordingly, please revise the net loss amounts disclosed in the Risk Factors section on pages 7 and 8 from $4,638,119 to $4,670,255.

General

2. Please identify the lender(s) under the secured convertible promissory note dated March 4, 2022 in your disclosure, where discussed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at 202-551-3606 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-3649 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Raul Silvestre, Esq.